SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 20 February 2013

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                             February 20, 2013

BT SECURES 2.6GHz SPECTRUM LICENCE

BT has secured a licence for 2x15MHz of FDD and 20MHz of TDD 2.6GHz spectrum, the company confirmed today. This spectrum, which can be used to provide fast 4G connectivity, will enable BT to provide its business and consumer customers with an enhanced range of mobile broadband services, building on its existing strength in wi-fi.

The licence was won via the recent 4G auction process conducted by Ofcom. The licence, which is indefinite in length, was won at a price of £186 million1. There are no further licence fees for at least twenty years.

Ian Livingston, BT chief executive, said: "We are pleased to have secured this spectrum. We have said that we do not intend to build a national mobile network. Instead, this spectrum will complement our existing strategy of delivering a range of services using fixed and wireless broadband. We want our customers to enjoy the best possible connections wherever they are and this spectrum, together with our investment in fibre broadband, will help us achieve that."

For further information
Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site: http://www.btplc.com/News

About BT
BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, BT Retail, BT Wholesale and Openreach.

In the year ended 31 March 2012, BT Group's revenue was £18,897m with profit before taxation of £2,445m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

1 The final price to be paid may include an additional amount which will be determined during the assignment stage of the auction which now follows.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date  20 February 2013